[redacted]

08027390

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC Mail Processing Section
FEB 27 2008
Washington, DC
112

SEC FILE NUMBER
8-66546

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

MWAM DISTRIBUTORS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11766 Wilshire Blvd. Suite 1580
(No. and Street)

Los Angeles (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT DUBCHANSKY 310-966-8901
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue (Address) Los Angeles (City) California (State) 90071-3462 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/5/08

OATH OR AFFIRMATION

I, Scott Dubchansky, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to MWAM Distributors, LLC (the "Company") as of December 31, 2007 and for year ended December 31, 2007 are true and correct. I further affirm that neither the Company nor any stockholder, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Scott Dubchansky

Signature

Chief Executive Officer

SEE ATTACHED

Notary Public – Lisa J. Weeks

This report** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Member's Capital
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable, exempt under Rule 15c3-3(k)(2)(i). See note 6 in the accompanying financial statements)
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable, exempt under Rule 15c3-3(k)(2)(i). See note 6 in the accompany financial statements)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not required)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable)
(x)	(1)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report (not required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For condition of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 21 (Date) day of FEBRUARY (Month), 2008 (Year), by

(1) SCOTT DUBCHANSKY (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature] (Signature of Notary Public)

LISA J. WEEKS
Commission # 1596203
Notary Public - California
Los Angeles County
My Comm. Expires Jul 21, 2009

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: OATH / AFFIRMATION

Document Date: NOT DATED Number of Pages: 1

Signer(s) Other Than Named Above: NONE

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

MWAM DISTRIBUTORS, LLC
(SEC I.D. No. 8-66546)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES FOR THE
YEAR ENDED DECEMBER 31, 2007
AND INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
MWAM Distributors, LLC
Los Angeles, CA

We have audited the accompanying statement of financial condition of MWAM Distributors, LLC (the "Company") as of December 31, 2007, and the related statements of operations, cash flows, and changes in member's capital for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of MWAM Distributors, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 for MWAM Distributors, LLC as of December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 22, 2008

MWAM DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$1,238,629
ACCOUNTS RECEIVABLE	21,770
PREPAID EXPENSES	70,059
PROPERTY AND EQUIPMENT (Net of $13,553 accumulated depreciation)	76,804
TOTAL	$1,407,262

LIABILITIES AND MEMBER'S CAPITAL

ACCOUNTS PAYABLE	$ 169
ACCRUED EXPENSES	34,431
COMMISSIONS PAYABLE	512,468
MEMBER'S CAPITAL	860,194
TOTAL	$1,407,262

See notes to financial statements.

MWAM DISTRIBUTORS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES	$ 480,479
EXPENSES:	
Commission expense	1,320,081
Operating expenses allocated by the Parent (Note 3)	237,973
General and administrative	99,663
Professional fees	55,475
Total expenses	1,713,192
NET LOSS	$(1,232,713)

See notes to financial statements.

MWAM DISTRIBUTORS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (1,232,713)
Adjustments to reconcile net loss to net cash used in operating activities:	
Operating expenses allocated by the Parent	237,973
Depreciation	13,553
Changes in operating assets and liabilities:	
Accounts receivable	369,052
Prepaid expenses	(30,578)
Accounts payable	169
Accrued expenses	7,731
Commissions payable	389,301
Net cash used in operating activities	(245,512)
CASH FLOWS FROM INVESTING ACTIVITIES — Purchase of property and equipment	(90,357)
CASH FLOWS FROM FINANCING ACTIVITIES — Proceeds from capital contribution from Parent	1,100,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	764,131
CASH AND CASH EQUIVALENTS — Beginning of year	474,498
CASH AND CASH EQUIVALENTS — End of year	$ 1,238,629
NONCASH FINANCING ACTIVITIES — Noncash capital contribution from Parent for operating expense allocation	$ 237,973

See notes to financial statements.

MWAM DISTRIBUTORS, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2007

	Total Member's Capital
BALANCE — January 1, 2007	$ 754,934
Capital contribution from Parent	1,100,000
Noncash capital contribution from Parent for operating expense allocation (Note 3)	237,973
Net loss	(1,232,713)
BALANCE —December 31, 2007	$ 860,194

See notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

MWAM Distributors, LLC (the "Company"), a wholly owned subsidiary of Metropolitan West Asset Management, LLC (the "Parent"), is a California limited liability company registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc., which was created in July 2007 through the consolidation of the National Association of Securities Dealers, Inc. (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company was formed on April 9, 2004, and was approved to be a member of the NASD on October 21, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

The Company derives all of its revenue from related parties that are managed by the Parent. Additionally, as described in Note 3, the Company entered into an expense-sharing agreement with the Parent whereby certain expenses are allocated by the Parent to the Company. The Parent has relieved the Company of its obligations to reimburse the Parent for such expenses resulting in the Company recording the expenses and also a corresponding capital contribution by the Parent. Therefore, if the Company were a stand-alone entity, the financial statements presented could be materially different.

Revenue Recognition — Revenues primarily relate to distribution and placement fees which are recognized as income during the period when the related services are rendered.

Cash and Cash Equivalents — The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates — The preparation of the accompanying financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements and Interpretations — In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This statement is effective beginning January 1, 2008. The Company is currently evaluating the impact of SFAS No. 157 on its financial statements.

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN No. 48 presents a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. There is a two-step evaluation process. The first step is recognition and a company must determine whether it is more likely than not that a tax position will be sustained. The second step is measurement. A company that meets the more likely than not tax position should measure the tax position at the largest amount of benefit that is greater than 50% chance of being realized upon ultimate settlement. In February 2008, FASB issued FASB Staff Position FIN 48-2, *Effective Date of FASB Interpretation No. 48 for Certain Non-Public Enterprises,* which deferred the effective period to December 31, 2008, fiscal year ends. The Company is currently evaluating the impact of FIN No. 48 on its financial statements and believes the adoption of FIN No. 48 is not expected to have a material impact on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115.* SFAS No. 159 permits entities to measure many financial instruments and other items at fair value. This statement offers an irrevocable option to carry the vast majority of financial assets and liabilities at fair value, with changes in fair value recorded in earnings. This statement is effective for December 31, 2008, fiscal year ends. The Company is currently evaluating the impact of SFAS No. 159 on its financial statements.

3. TRANSACTIONS WITH RELATED PARTY

All revenues earned by the Company relate to fees received for distribution services provided to registered investment companies managed by the Parent, as well as fees received for placing eligible investors into the private investment funds managed by West Gate Advisors, LLC, a wholly owned subsidiary of the Parent. For the year ended December 31, 2007, revenues earned for these services were approximately $480,000 and are included in the accompanying statement of operations.

The Company shares office space and employees with its Parent. Therefore, the Company entered into an expense-sharing agreement with the Parent whereby certain indirect expenses attributed to rent, office supplies, compensation for time devoted to assisting with certain activities as registered representatives of the Company, and other general overhead expenses are allocated by the Parent to the Company. The Parent will pay for these shared expenses from the Parent's operating accounts. The Parent has relieved the Company of its obligations to reimburse the Parent for such expenses; consequently, the Company recorded the expenses paid by its Parent as a capital contribution. For the year ended December 31, 2007, the Parent allocated approximately $238,000, which was attributable to the Company. Such amounts are included in the accompanying statement of operations and changes in member's capital, respectively.

4. INCOME TAXES

The Company is a limited liability company for which the net income or loss flows through to the member of the Company; therefore, the Company has not recorded a liability for federal income tax purposes because income taxes, if any, are the responsibility of its member. However, the Company is subject to certain California franchise taxes imposed on limited liability corporations and certain state and city revenue taxes.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1.

At December 31, 2007, the Company had net capital of $675,960, which was $575,960 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1 to 1.20.

6. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker that carries no margin accounts, does not otherwise hold funds or securities of customers, and effectuates financial transactions between the broker or dealer and the Company's customers through a bank account designated as a special account for the benefit of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

* * * * * *

SUPPLEMENTAL SCHEDULE

MWAM DISTRIBUTORS, LLC

SUPPLEMENTAL SCHEDULE
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2007

MEMBER'S CAPITAL FROM STATEMENT OF FINANCIAL CONDITION	$ 860,194
DEDUCTIONS AND/OR CHARGES — Nonallowable assets included in the statement of financial condition:	
Unpaid shared expenses	(15,601)
Accounts receivable	(21,770)
Prepaid expenses	(70,059)
Property and equipment	(76,804)
Total deductions and/or charges	(184,234)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	675,960
HAIRCUTS	
NET CAPITAL	$ 675,960
AGGREGATE INDEBTEDNESS	$ 562,669
MINIMUM NET CAPITAL REQUIRED (the greater of 6-2/3% of aggregate indebtedness or $100,000)	100,000
EXCESS NET CAPITAL	$ 575,960
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1 to 1.20

Note: A reconciliation of the above computation of net capital with the Company's corresponding Form X-17A-5, Part IIA, is not required, as no material differences exist.

MWAM DISTRIBUTORS, LLC

SUPPLEMENTAL SCHEDULE
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2007

The Company is exempt from the Computation of a Reserve Requirement according to the provision of Rule 15c3-3(k)(2)(i).

MWAM DISTRIBUTORS, LLC

SUPPLEMENTAL SCHEDULE
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2007

The Company is exempt from the Possession or Control Requirements of Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(i).

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

February 22, 2008

MWAM Distributors, LLC
11766 Wilshire Blvd., Suite 1580
Los Angeles, CA 90025

In planning and performing our audit of the financial statements of MWAM Distributors, LLC (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 22, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END